June 15, 2006

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC  20549

Attn: Filing Desk

Re: Matthew 25 Fund

SEC File Nos. 811-07471 and 33-65411

Dear Madam or Sir:

Enclosed for filing are htm files that contains our Matthew 25 Fund's website.  This filing is being made pursuant to Section 24(b) of the Investment Company Act of 1940.

If you have any questions, please contact me at 215-884-4458.

Sincerely,

/S/ Lesley Buck

Lesley Buck

Chief Compliance Officer

Matthew 25 Fund

Matthew 25 Fund

A better long-term investment for better long-term investors

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Prospectus & Annual Report
Mission
Fund Manager
Performance
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Contact Us

Contact Us

Email:	**info@matthew25fund.com**
Phone:	888-M25-FUND (625-3863) or 215-884-4458
Mailing Address:	**Matthew 25 Fund, Inc.** 607 West Avenue Jenkintown, PA 19046

Request a Prospectus and Share Purchase Application

Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.
607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458

Site design by **Chiqui**

Matthew 25 Fund

A better long-term investment for better long-term investors

The **Matthew 25 Fund** (symbol **MXXVX**) is a no-load growth and value mutual fund.

Our Fund's performance is as follows:

- Past 10 years (12/31/1995 to 12/31/05) = 14.77%
- Past 5 years (12/31/00 to 12/31/05) = 12.64%
- Past 3 years (12/31/02 to 12/31/05) = 18.55%
- Past 1 year (12/31/04 to 12/31/05) = 5.07%

See our **Fund Performance** page for more detailed performance information.

If you would like more current performance data than quarter end, please call 1-888-M25-FUND. The minimum initial purchase is $10,000. **The Fund** is open to new investors.

For today's quote for the **Matthew 25 Fund**, **click here**.

Obtain a Prospectus and Application

Returns shown include the reinvestment of all dividends, but do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than the original cost. Call 1-888-M25-FUND for more performance information.

The Matthew 25 Fund is offered only to citizens and residents of the US, and the information on this Web site is intended only for such persons. Nothing on this Web site should be considered a solicitation to buy or an offer to sell shares of the Matthew 25 Fund in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction.

Please see **the prospectus** for complete information, including investment objectives, risks, charges and expenses. Read it carefully before you invest or send money.

Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.
607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458

Site design by **Chiqui**

Matthew 25 Fund

A better long-term investment for better long-term investors

Prospectus and Application

You can obtain the Prospectus, Share Purchase Application, and the Annual Report on-line, or by mail.

(To view the on-line materials, you will need the Adobe Acrobat Reader to view this application.)

On-line Prospectus plus Share Purchase Application

Statement of Additional Information

On-line Annual Report 2005
On-line Annual Report 2004
On-line Annual Report 2003

Request the Prospectus to be mailed to you

Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.
607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458

Site design by **Chiqui**

Matthew 25 Fund

A better long-term investment for better long-term investors

Mission and Investment Strategy

Mission

Matthew 25 Fund is an open-ended, non-diversified, investment company that seeks long-term capital appreciation through investments in common stocks and/or securities convertible into common stocks. Income, through dividends or interest, will be a secondary objective.

Investment Strategy

The Fund blends Growth and Value Investing in its securities selection process. **The Fund's** adviser places great emphasis on valuing a business, which then leads to calculating a value for the company's securities. This information is then utilized when buying or selling stocks, in order to increase the potential returns or to reduce the risk of price declines of **the Fund's** investments.

The four categories that the investment adviser evaluates, in order to value a company and its securities, are as follows:

- ☐ Business Economics (Industry and Business Practices)
- ☐ Management Abilities
- ☐ Financial Condition
- ☐ Stock Price

The Adviser believes that **the Fund** will make the most money by investing with the exceptional; accordingly, the adviser's search is for securities possessing the best combinations of a desirable business, with outstanding management and clean financials (low debt and sufficient working capital), and a market price that the adviser deems to be at or below its fair value.

The Fund is willing to invest in the securities of companies with small, medium or large capitalization. In other words, **the Fund** is open to a large universe of public companies so that it may find stocks with the exceptional traits that **the Fund** so desires. Whenever the adviser finds such an investment, the adviser may purchase this stock or its convertible securities with up to 25% of **the Fund's** total assets. **The Fund's** willingness to place a large percentage of its assets in a single stock does distinguish it from most other funds.

Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.
607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458

Matthew 25 Fund

A better long-term investment for better long-term investors

Fund Manager

The Matthew 25 Management Corp. is the Investment Adviser to **the Fund** and has continued this service since July 8, 1996. Mr. Mark Mulholland is the sole owner, director and officer of the Investment Adviser as well as serving as the president of **the Fund**. As president of the Investment Adviser he has direct responsibility for day-to-day management of **the Fund's** investment portfolio.

Mr. Mulholland has a BA in Economics from Lafayette College. He has worked as a stockbroker continuously since February 14, 1983. Presently, he is a stockbroker and Senior Vice President with Boenning & Scattergood.

Before starting the **Matthew 25 Fund** in 1995, Mark Mulholland ran an investment partnership (XXV Matthew Limited Partnership) for 4 years. Listed below are the annual figures comparing the Value Line Index** to **the Fund's** predecessor, XXV Matthew Limited Partnership for the period 1992 to 1995. The returns for the partnership are not audited because the partnership did not require an audit.

Year		Value Line Index		Matthew XXV Limited Partnership
1995		25.94%		53.28%
1994		0.73%		15.89%
1993		18.07%		4.50%
1992		15.14%		16.78%

**The Value Line Index is an unmanaged index of 1,617 common stock prices.

Mr. Mulholland and the **Matthew 25 Fund** have been featured in The Wall Street Journal, BusinessWeek Magazine, and The Philadelphia Business Journal. Please call 1-888-M25-FUND and we will mail you copies of the articles.

Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.
607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458

Site design by **Chiqui**

Matthew 25 Fund

A better long-term investment for better long-term investors

Fund Performance


Annual Percentage Returns
Percent
45
40
35
30
25
20
15
10
5
0
-5
19
40
26
1
4
11
-2
32
20
5
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Year

The graph above shows **the Fund's** annual returns for 1996 through 2005.

For the three months ended March 31 2006, **the Fund** is up 4.6%.

The graph below represents the changes in value for an initial $10,000 investment in the Matthew 25 Fund from 1995 to 2005. These changes are then compared to a $10,000 investment in the Value Line Index, which is an index comprised of 1,665 stocks, for the same period.

Returns shown include the reinvestment of all dividends, but do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the

redemption of fund shares. Past performance is not predictive of future performance. Investment return and principal value will fluctuate, so that your shares, when redeemed, may be worth more or less than the original cost. Call 1-888-M25-FUND for more performance information.



$42,000
$40,000
$38,000
$36,000
$34,000
$32,000
$30,000
$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
Value
12/31/95
12/31/96
12/32/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
Matthew 25 Fund
Value Line Index

Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.
607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458

Site design by **Chiqui**

Matthew 25 Fund

A better long-term investment for better long-term investors

Frequently Asked Questions

What makes the Matthew 25 Fund different from other funds?

1. We offer the returns of a big mutual fund, but with the personal customer service of a small business. We communicate regularly with our shareholders, and we are easily accessible.
2. Mark Mulholland, **the Fund's** Portfolio Manager, is the second largest shareholder of **the Fund**. Unlike some fund managers who simply invest "other people's money," Mark has his assets right along side everyone else. Correspondingly, Mark's investment decisions not only affect his job, but also affect his net worth.
3. **The Fund's** investment style is focused, and has the ability to concentrate its holdings in fewer securities when compared to most mutual funds. The **Matthew 25 Fund** typically holds between 12 and 22 securities and can own up to 25% of its assets in one security.
4. **The Fund** is not restricted by the size of the public companies it may own. It has invested in companies with a market capitalization of $50 million, and companies with a market capitalization of over $100 billion. In addition, **the Fund** has purchased foreign securities and may do so in the future.

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What securities does the Fund currently own?

We would be happy to discuss the **Matthew 25 Fund's** portfolio. Please

contact us by phone or email.

Are there sales charges or fees associated with buying or redeeming shares of the Matthew 25 Fund?

The Matthew 25 Fund has no sales charges, 12b-1 fees or loads. However, starting on January 1, 2006 a short-term redemption fee of 2% will be imposed on redemptions of shares that are held for one year or less. The short-term redemption fee is not a load or sales charge because the fee goes directly back to the remaining shareholders. The **Matthew 25 Fund** is not intended for short-term or momentum investors.

How long has the Matthew 25 Fund been around?

Since October 16, 1995

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What is the minimum initial investment amount and minimum subsequent purchase amount?

$10,000 for an initial investment and $100 for subsequent purchases.

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What is the expense ratio for the Matthew 25 Fund?

For the year ending 12/31/05 the expense ratio was 1.17%.

Can my investment in the Matthew 25 Fund be an IRA?

Yes. Your shares can be invested as a regular IRA, a Simple IRA, a Roth IRA, an Education IRA, or a SEP IRA. The **Matthew 25 Fund** also accepts rollovers from pension and profit sharing plan distributions. Please contact us for specific information at 215-884-4458 or 888-M25-FUND.

Where does the name Matthew 25 come from?

The **Matthew 25 Fund** is named after the gospel Matthew 25 from The Bible. The **Matthew 25 Fund** does not consider itself a religious or socially conscious fund. Mark Mulholland started **the Fund** in 1995 and believed then and believes now that the information contained in the gospel has significance for day-to-day living. Matthew 25 contains three parables, and Mr. Mulholland believes that these parables tell us to be prepared, do your duty, and remember that it does matter how you treat people.

Click here to read the gospel **Matthew 25**.

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Copyright © 2001-2006 **Matthew 25 Fund, Inc.** symbol **MXXVX**, All rights reserved.

607 West Avenue • Jenkintown, PA 19046
888-M25-FUND or 215-884-4458